[Letterhead of CNinsure Inc.]

November 24, 2010

VIA EDGAR AND FACSIMILE

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Ms. Ibolya Ignat, Staff Accountant
Division of Corporation Finance
Mailstop 3030
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CNinsure Inc. Form 20-F for the fiscal year ended December 31, 2009 filed on May 7, 2010 (File No. 001-33768)

Dear Mr. Rosenberg and Ms. Ignat,

This letter sets forth our responses to the comments contained in the letter dated November 3, 2010 from the Staff regarding our annual report on Form 20-F for the year ended December 31, 2009. For your ease of review, the Staff’s comments are reproduced below, followed by our responses.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
(19) Share-based Compensation
2007 Options, page F-36

1.	You disclose that upon voluntary surrender by option holders you canceled options to purchase an aggregate of 30,804,500 shares in December 2008 and recognized RMB 29,634 for the remaining unamortized expenses in connection with the cancellation. You also issued options to purchase 32,000,000 shares to your employees and directors in November 2008. Please tell us if you accounted for the cancellation of the 30,804,500 shares as a cancellation or a modification and reference the authoritative literature supporting your accounting treatment. Please revise your disclosures to clarify your accounting policy for the cancellation and modification of options to purchase shares.

On October 31, 2007, we granted options to purchase 42,000,000 of our ordinary shares (the “2007 Options”) to our employees with an exercise price of $0.80 per ordinary share. We determined that the value of each of our ordinary share as of October 31, 2007 was equal to our initial public offering price of $0.80 per ordinary share, and as a result, the 2007 Options had no intrinsic value as of the grant date.

On November 21, 2008, we granted options to purchase 32,000,000 of our ordinary shares (the “2008 Options”) to our employees with an exercise price equal to the closing price per ordinary share quoted on the Nasdaq Global Market at the grant date, or $0.278 per ordinary share.

In December 2008, employees holding 91.6% of the then outstanding 2007 Options voluntarily surrendered their options because the market price of the underlying ordinary shares was significantly below the exercise price and certain of those employees were unable to meet the performance conditions for the vesting of the options. We paid no compensation related to the surrender of these options.

According to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718-20-35-9,

“a cancellation of an award that is not accompanied by the concurrent grant of (or offer to grant of) a replacement award or other valuable consideration shall be accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation cost shall be recognized at the cancellation date.”

In contrast, according to FASB ASC 718-20-35-3,

“a modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value.”

We believe the cancellation of the 30,804,500 shares should be accounted for as a cancellation under ASC 718-20-35-9 because we did not grant any new options to replace the cancelled 2007 Options nor did we provide any compensation to option holders who voluntarily surrendered options to purchase an aggregate of 30,804,500 ordinary shares. As a result, the previously unrecognized compensation cost should be recognized on the date of cancellation.

We submit that the 2008 Options were not replacements for the 2007 Options for the following reasons:

•	Different grantees. The 2008 Options were granted to certain senior management and key employees, while the 2007 Options were granted to a much broader group of management and employees.

•	Communication to the grantees. In November 2008, we announced the grant of the 2008 Options without reference to the 2007 Options. In December 2008, due to the market condition mentioned above, we announced the cancellation of the 2007 Options. Therefore, the cancellation of the 2007 Options and the grant of the 2008 Options are not considered a concurrent event nor a replacement reward.

We will revise our future filings to include the following language:

“The Company has accounted for any award that is accompanied by the concurrent grant of (or offer to grant of) a replacement award or other valuable consideration as a modification of terms or conditions of an equity award. The additional compensation cost for any incremental value of the replacement award is recognized over the vesting period.

For any award that is not accompanied by the concurrent grant of (or offer to grant of) a replacement award or other valuable consideration, the Company has accounted for such transaction as a cancellation of the award. Any previously unrecognized compensation cost is recognized at the cancellation date.”

Item 15. Controls and Procedures, page 96

2.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

•	Please describe the process you used to determine whether internal control over financial reporting effectively considered controls to address financial reporting risks that are relevant to all locations where you have operations.

We advise the Staff that we have implemented measures for establishing, evaluating, and monitoring the effectiveness of internal control over financial reporting under the framework issued by the Committee of Sponsoring Organization of the Treadway Commission. Our internal control over financial reporting includes control environment, risk assessment, control activities, information and communication and monitoring. We conduct operations in 22 provinces in China and all of our subsidiaries are required to follow the same internal control framework established by our corporate headquarters. We have adopted a top-to-bottom approach to address financial reporting risks, which are identified based on the risks raised by the management of each department in each subsidiary and subsequently reviewed by our corporate headquarters, which has designed and performed related procedures for financial and operational processes. Each department in each subsidiary evaluates its relevant risks periodically based on its operations and the identified risks are communicated to and consolidated by our corporate headquarters, which in turn evaluates the potential impact of the risks on financial reporting. Risks that are considered to have an impact on financial reporting are regarded as financial reporting risks. Relevant controls are designed and implemented to address such risks and to ensure the accuracy and completeness of the financial statements.

Specifically, we have relied on the following procedures to determine that our internal control over financial reporting effectively addresses the financial reporting risks:

•	Entity-Level Control. To address risks associated with financial reporting, we have adopted a series of policies and procedures which are established by our corporate headquarter and implemented by each subsidiary. The policies and procedures include a code of business conduct and ethics, corporate governance guidelines, an audit committee charter, guidelines for business operations, organization and authorization policies and procedures, human resources policies and procedures, risk assessment for acquisition targets, financial reporting risk assessment, anti-fraud self-assessment, whistleblower policies and procedures, Foreign Corrupt Practices Act guidelines, information and communication guidelines and internal monitoring and audit procedures.

•	Process-Level Controls. We have designed the Standards of Procedures (“SOP”) which is a standard set of policies, procedures and controls implemented by each subsidiary. The SOP covers financial reporting procedures of each subsidiary and key components in financial reporting, such as revenues, costs, expenses, fixed assets, taxes, payrolls, budgets and information systems. Our internal audit team periodically performs testing to confirm that the control procedures set forth in the SOP have been implemented as designed and that they are operating effectively at each subsidiary.

•	Information Technology-Level Controls. We utilize a widely recognized financial processing software in China which was purchased from a reputable vendor and customized by our internal information technology department. We have also implemented general information technology environment and application controls to ensure system stability. Accounting managers in our corporate headquarter are able to assess and review the financial records of each subsidiary through the internal accounting network.

Furthermore, our internal audit team performs testing on internal controls at the subsidiary level and reports the findings to our audit committee and senior management periodically. This process supports our evaluation of the effectiveness of our internal control over financial reporting as part of our compliance with the requirements of the Sarbanes-Oxley Act of 2002.

•	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

We have set up an internal audit team consisting of twelve staff members. The internal audit team periodically performs testing on the design and implementation and operating effectiveness of the control procedures set forth in the SOP in each subsidiary in accordance with the internal audit team’s criteria. The internal audit team reports directly to our audit committee which periodically reviews the findings of the internal audit team.

How do you maintain your books and record and prepare your financial statements?

•	If you maintain your books and records in accordance with US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with US GAAP.

•	If you do not maintain your books and records in accordance with US GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to US GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

We advise the Staff that we keep our books and records in accordance with generally accepted accounting principles in the People’s Republic of China (“PRC GAAP”) on a daily basis and convert our financial information into financial statements prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for quarterly financial reporting. We have a PRC accounting department responsible for daily books and recordkeeping in accordance with PRC GAAP and a U.S. financial reporting department responsible for converting our financial information into financial statements prepared in accordance with U.S. GAAP.

Financial information of subsidiaries are prepared by the local accounting teams and reviewed by local financial managers and presidents on a monthly basis. The financial information is then passed to the corporate accounting department, which reconciles the subsidiaries’ financial information to the general ledgers and prepares the combined financial information under PRC GAAP on a quarterly basis. The PRC GAAP combined financial information are then passed to the U.S. financial reporting department for performing U.S. GAAP conversion and consolidation. We have established SOP for financial reporting procedures that are applicable to the financial information of all of our entities. The financial reporting SOP covers every step in financial reporting, from bookkeeping to GAAP conversion and disclosure. The internal audit team maintains and updates the SOP. It also oversees the implementation of SOP annually by performing the testing on the design and implementation and operating effectiveness of the control procedures set forth in SOP for U.S. GAAP conversion and disclosure. U.S. GAAP conversion and disclosure include checklists and over 20 standard working papers, which are required to ensure the accuracy and completeness of all relevant adjustments. We have also used the U.S. GAAP checklists prepared by other major accounting firms as guidance to prepare the annual U.S. GAAP financial statements and notes disclosure. The U.S. financial statements are prepared by assistants in the U.S. financial reporting team and reviewed by the controller quarterly. The controller performs detailed checks of the accuracy and completeness of the U.S. GAAP conversion and consolidation adjustments and performs financial analysis. The U.S. financial statements are passed to the Chief Financial Officer (“CFO”) for approval. The CFO reviews the U.S. financial statements and relevant supporting analysis for overall financial reasonableness. The approved U.S. financial statements are subsequently submitted to the Chief Executive Officer and the Audit Committee quarterly.

Who is involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of US GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:

•	what role he or she takes in preparing your financial statements;

•	what relevant education and ongoing training he or she has had relating to US GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and

•	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP.

We have a U.S. financial reporting team that consists of three staff, including one controller and two assistants. The financial reporting team receives detailed financial information from all entities within our group, performs analysis to identify differences between PRC GAAP and U.S. GAAP, posts GAAP adjustments and performs consolidation under U.S. GAAP in accordance with the procedures set forth in the SOP.

Role taken in preparing financial statements

Our controller reviews the consolidated financial statements prepared by the staff and assistants and passes them to our chief financial officer for his review. Our CFO reports the financial results to our audit committee and our board of directors on a quarterly basis.

Relevant education and ongoing training related to U.S. GAAP

Members of our U.S. financial reporting team attend the quarterly U.S. GAAP and SEC rule update seminars and U.S. GAAP training programs conducted by other major accounting firms. Our financial reporting team members also keep themselves informed of updates to U.S. GAAP that are posted on the FASB website and by subscribing to technical update newsletters published by other major accounting firms.

Nature of relationship

All members of our U.S. financial reporting team are full time employees, whose employment contracts are negotiated and renewed periodically.

Professional designations

Our controller passed the U.S. Certified Public Accountant examination of the American Institute of Certified Public Accountants in 2008. She has been a member of the Chinese Institute of Certified Public Accountants since 2005. She received her bachelor’s degree in accounting from Sun Yat-Sen University in China in 2003.

One of the assistants received her master’s degree in accounting from Sun Yat-Sen University, and her bachelor’s degree in financial management from Guangdong University of Foreign Study. She has passed 11 out of 14 exams for the Association of Chartered Certified Accountants.

The other assistant received her bachelor’s degree in administrative studies from York University in Canada in 2007. She received her diploma in accounting with honors from Seneca College of Applied Arts and Technology in Toronto, Canada in 2005. Before she immigrated to Canada, she received her diploma in accounting in China in 1998.

Professional experience

Our controller joined us in November 2008. Prior to that, she was an auditor at Deloitte Touche Tohmatsu CPA Ltd., Guangzhou branch from August 2003 to October 2008, where she gained extensive experience in the application of PRC GAAP, International Financial Reporting Standards (“IFRS”) and U.S. GAAP.

One of the assistants joined us in August 2008. Prior to that, she worked as a Senior Financial Analysis at France Publicis Group, where she gained extensive experience in financial consolidation under IFRS. From August 2003 to December 2006, she was an auditor at Deloitte Touche Tohmatsu CPA Ltd., Guangzhou branch, where she gained extensive experience in the application of PRC GAAP, IFRS and U.S. GAAP.

The other assistant has over ten years experience in financial and management accounting in Canada and China. Through her professional experience, she gained extensive experience in the application of PRC GAAP, IFRS and U.S. GAAP.

If you retain an accounting firm or an organization to prepare your financial statements, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

We advise the Staff that we do not retain an accounting firm or an organization to prepare our financial statements.

If you retain individuals who are not your employees to prepare your financial statements, without providing us with their names, please tell us:

•	why you believe they are qualified to prepare your financial statements;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

We advise the Staff that we do not retain individuals who are not our employees to prepare our financial statements.

*     *     *

We hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2009 Form 20-F, please contact Peng Ge, our CFO at +86 20 6122-2777, or our U.S. counsel, Latham & Watkins, attention: David Zhang at +852 2912 2503. Thank you.

Very truly yours,

CNInsure, Inc.

By: /s/ Peng Ge
Peng Ge
Chief Financial Officer

cc:	Yinan Hu, Chief Executive Officer, CNinsure Inc.